

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2020

David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, CA 90503

Re: Motorcar Parts of America, Inc.
    Form 10-K for the Fiscal Year Ended March 31, 2019
    Filed June 28, 2019
    File No. 001-33861

Dear Mr. Lee:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing